UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          PLATINUM ENTERTAINMENT, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    727909103
                                    ---------
                                 (CUSIP Number)

                            LORRAINE E. JACKSON, ESQ.
                                  MAC Music LLC
                     1285 Avenue of the Americas, 21st Floor
                            New York, New York 10019
                                 (212) 641-5001
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                  June 29, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         MAC Music LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                            7     SOLE VOTING POWER
           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             1,800,000
           OWNED BY                         9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING                        10    SHARED DISPOSITIVE POWER
         PERSON WITH                              1,800,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%

14       TYPE OF REPORTING PERSON

         OO

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Maroley Media Group LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                            7     SOLE VOTING POWER
           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             1,800,000
           OWNED BY                         9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING                        10    SHARED DISPOSITIVE POWER
         PERSON WITH                              1,800,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%

14       TYPE OF REPORTING PERSON

         OO

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Alpine Equity Partners L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                            7     SOLE VOTING POWER
           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             1,800,000
           OWNED BY                         9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING                        10    SHARED DISPOSITIVE POWER
         PERSON WITH                              1,800,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%

14       TYPE OF REPORTING PERSON

         PN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Alpine Equity Partners L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                            7     SOLE VOTING POWER
           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             1,800,000
           OWNED BY                         9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING                        10    SHARED DISPOSITIVE POWER
         PERSON WITH                              1,800,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%

14       TYPE OF REPORTING PERSON

         OO

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Oded Aboodi

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [X]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                            7     SOLE VOTING POWER
           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             1,800,000
           OWNED BY                         9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING                        10    SHARED DISPOSITIVE POWER
         PERSON WITH                              1,800,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%

14       TYPE OF REPORTING PERSON

         IN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Richard D. Goldstein

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                            7     SOLE VOTING POWER
           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             1,800,000
           OWNED BY                         9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING                        10    SHARED DISPOSITIVE POWER
         PERSON WITH                              1,800,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%

14       TYPE OF REPORTING PERSON

         IN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Bruce M. Greenwald

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                            7     SOLE VOTING POWER
           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             1,800,000
           OWNED BY                         9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING                        10    SHARED DISPOSITIVE POWER
         PERSON WITH                              1,800,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%

14       TYPE OF REPORTING PERSON

         IN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Robert J. Morgado

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                            7     SOLE VOTING POWER
           NUMBER OF                              101,000
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             1,800,000
           OWNED BY                         9     SOLE DISPOSITIVE POWER
             EACH                                 101,000
           REPORTING                        10    SHARED DISPOSITIVE POWER
         PERSON WITH                              1,800,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,901,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.5%

14       TYPE OF REPORTING PERSON

         IN

         This statement amends and supplements, as indicated below, the statement on Schedule 13D (the "Schedule 13D") filed by each of the above named reporting persons (the "Reporting Persons"), on December 22, 1997 with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Platinum Entertainment, Inc. (the "Company"), as amended on June 19, 1998. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

         This amendment number two to the Schedule 13D ("Amendment No. 2") is being filed to report that Morgado, in his individual capacity, acquired 1,000 shares of the Company's Common Stock on March 12, 1996 and acquired 100,000 shares of the Company's Common Stock on June 29, 1998.

Item 2.  Identity and Background.

         Item 2 to the Schedule 13D is hereby amended and supplemented as follows:

         This Amendment No. 2 is being filed on behalf of each of the Reporting Persons.

         To the best knowledge of Morgado, Lipsher, an executive officer of Maroley, (i) purchased, in Lipsher's individual capacity, an aggregate of 1,000 shares of Common Stock, in two separate purchase transactions of 500 shares on each of May 21, 1998 and July 8, 1998, and (ii) was issued, in his individual capacity, a stock purchase warrant by the Company on February 25, 1998, exercisable for an aggregate of 50,000 shares of Common Stock. Because Lipsher was identified as an executive officer of Maroley in Item 2 of the Schedule 13D, this Amendment No. 2 reports, to the best knowledge of Morgado, the information required by Items 2 through 6 with respect to Lipsher in connection with the above mentioned transactions by Lipsher.

         Morgado disclaims that he and Lipsher acted as a group in connection with their respective acquisitions of Common Stock and Lipsher's acquisition of the Lipsher Warrant, in each case as described in this Amendment No. 2, and affirms that Morgado presently has no agreements, arrangements or understandings, whether express or implied, with Lipsher with respect to the holding, voting or disposing of any shares of Common Stock beneficially owned by each of them or the acquisition of any additional shares of Common Stock.

         Morgado disclaims beneficial ownership of any shares of Common Stock deemed to be beneficially owned by Lipsher in connection with the acquisition of Common Stock or the Lipsher Warrant described in this Amendment No. 2. In addition, each of the other Reporting Persons disclaims beneficial ownership of any of the shares of Common Stock deemed to be beneficially owned by either Morgado or Lipsher in connection with the acquisition of Common Stock and the Lipsher Warrant described in this Amendment No. 2.

Item 3.  Source and Amount of Funds and other Consideration.

         Item 3 to the Schedule 13D is hereby amended and supplemented as follows:

         On March 12, 1996, Morgado, in his individual capacity, acquired 1,000 shares of Common Stock in connection with the Company's initial public offering of such stock at $13.00 per share, for an aggregate purchase price of $13,000. On June 29, 1998, Morgado, in his individual capacity, acquired 100,000 shares of Common Stock pursuant to open market purchases at $6.75 per share, for an aggregate purchase price of $675,000. In each case, the funds used by Morgado to pay the aggregate purchase price for such shares were obtained from Morgado's personal funds. Morgado's March 12, 1996 acquisition of 1,000 shares of Common Stock had been unintentionally omitted from the Schedule 13D.

         To the best knowledge of Morgado, on each of May 21, 1998 and July 8, 1998, Lipsher, in his individual capacity, acquired 500 shares of Common Stock pursuant to open market purchases at $9.00 per share and $7.50 per share, respectively, for an aggregate purchase price of $4,500 and $3,750, respectively. To the best knowledge of Morgado, the funds used by Lipsher to pay the aggregate purchase price for such shares were obtained from Lipsher's personal funds. In addition, to the best knowledge of Morgado, on February 25, 1998, the Company issued to Lipsher, in his individual capacity, the Lipsher Warrant for an aggregate of 50,000 shares of the Company's Common Stock.

         Morgado disclaims that he and Lipsher acted as a group in connection with their respective acquisitions of Common Stock and Lipsher's acquisition of the Lipsher Warrant, in each case as described in this Amendment No. 2, and affirms that Morgado presently has no agreements, arrangements or understandings, whether express or implied, with Lipsher with respect to the holding, voting or disposing of any shares of Common Stock beneficially owned by each of them or the acquisition of any additional shares of Common Stock.

         Morgado disclaims beneficial ownership of Common Stock deemed to be beneficially owned by Lipsher. In addition, each of the other Reporting Persons disclaims beneficial ownership of any of the shares of Common Stock deemed to be beneficially owned by either Morgado or Lipsher in connection with the acquisition of Common Stock and the Lipsher Warrant described in this Amendment No. 2.

Item 4.  Purpose of Transaction.

         Item 4 to the Schedule 13D is hereby amended by striking the penultimate paragraph thereof, and inserting in lieu thereof the following:

         "Each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to the availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions such Reporting Person deems appropriate, and pursuant to, and in compliance with, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Alternatively, (i) Morgado may sell all or a portion of the Common Stock acquired by him on March 12, 1996 and June 29, 1998, and (ii) each of the Reporting Persons may sell all or a portion of the Series B Preferred Stock, Warrant or Common Stock issuable upon exercise of the Warrant or conversion of the Series B Preferred Stock, in each case, in privately negotiated transactions or in the open market, subject to the factors and conditions referred to above, the terms of the Investment Agreement, the Series B Preferred Stock, or the Warrant, as the case may be, and pursuant to, and in compliance with, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1943, as amended."

         In addition, Item 4 to the Schedule 13D is hereby amended and supplemented as follows:

         Morgado's March 12, 1996 and June 29, 1998 acquisitions of Common Stock were made for investment purposes. To the best knowledge of Morgado, Lipsher's May 21, 1998 and July 8, 1998 acquisitions of Common Stock were made for investment purposes. To the best knowledge of Morgado, Lipsher's acquisition of the Lipsher Warrant is for investment purposes.

         Morgado disclaims that he acted as a group with Lipsher in connection with their respective acquisitions of Common Stock and Lipsher's acquisition of the Lipsher Warrant, in each case as described in this Amendment No. 2, and affirms that Morgado presently has no agreements, arrangements or understandings, whether express or implied, with Lipsher with respect to the holding, voting or disposing of any shares of Common Stock beneficially owned by each of them or the acquisition of any additional shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

         Item 5 to the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         "(a) On March 12, 1996, Morgado, in his individual capacity, acquired 1,000 shares of Common Stock in connection with the initial public offering by the Company of its Common Stock.

              On December 12, 1997, the Company issued to MAC, and MAC acquired, the Warrant and the Series B Preferred Stock. Shares of Series B Preferred Stock are not convertible into shares of Common Stock until December 12, 1999. Accordingly, pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons is deemed to own zero (0) shares of Common Stock in connection with the conversion of shares of Series B Preferred Stock. As of the date hereof, the Warrant may be exercised at any time and from time to time on or after December 12, 1997 (but not later than October 31, 2007) to purchase an aggregate of one million eight hundred thousand (1,800,000) shares of Common Stock, subject to adjustment under certain circumstances.

              On June 29, 1998, Morgado, in his individual capacity, acquired 100,000 shares of Common Stock in an open market purchase.

              To the best knowledge of Morgado, on each of May 21, 1998 and July 8, 1998, Lipsher acquired an aggregate of 500 shares of Common Stock in open market purchases, and on February 25, 1998, Lipsher was issued the Lipsher Warrant by the Company exercisable for an aggregate of fifty thousand (50,000) shares of Common Stock, subject to adjustment under certain circumstances. Morgado disclaims that he and Lipsher acted as a group in connection with their respective acquisitions of Common Stock and Lipsher's acquisition of the Lipsher Warrant, in each case as described in this Amendment No. 2, and affirms that he presently has no agreements, arrangements or understandings, whether express or implied, with Lipsher with respect to the holding, voting or disposing of any shares of Common Stock beneficially owned by each of them or the acquisition of any additional shares of Common Stock. Morgado disclaims beneficial ownership of any shares of Common Stock deemed to be beneficially owned by Lipsher in connection with the acquisition of Common Stock or the Lipsher Warrant described in this Amendment No. 2, and consequently, such shares are not included in the calculation, in accordance with Rule 13d-3(d), of the percentage of shares of outstanding Common Stock beneficially owned by Morgado.

         Accordingly, (i) each of MAC, AEP, LP, Maroley, AEP, LLC, Aboodi, Goldstein, and Greenwald may be deemed to beneficially own an aggregate of 1,800,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d), and there being 5,275,040 shares of Common Stock outstanding on May 18, 1998 as disclosed by the Company in its Form 10-K filed with the Commission on May 20, 1998, represents approximately 25.4% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d- 3(d), and (ii) Morgado may be deemed to beneficially own an aggregate of 1,901,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d), and there being 5,275,040 shares of Common Stock outstanding on May 18, 1998 as disclosed by the Company in its Form 10-K filed with the Commission on May 20, 1998, represents approximately 26.5% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

         (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 1,800,000 shares of Common Stock beneficially owed by MAC. In addition to the 1,800,000 shares of Common Stock over which Morgado shares voting and investment discretion as described above, Morgado also has sole power to direct the voting and disposition of the 101,000 shares of Common Stock acquired by Morgado in connection with the transactions described in this Amendment No. 2.

         (c) Except as set forth in this Schedule 13D, as amended through the date hereof, no Reporting Person beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) and (e) Neither paragraph (d) nor paragraph (e) of Item 5 of
Schedule 13D is applicable to this filing."

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 1998

         MAC MUSIC LLC

         By:   Alpine Equity Partners L.P.,
               Managing Member

               By:  Alpine Equity Partners L.L.C.
                    General Partner


               By:  /s/ Richard D. Goldstein
                    ------------------------
                    Name: Richard D. Goldstein
                    Title: Executive Vice President


         By:   MAROLEY MEDIA GROUP LLC,
               Managing Member


               By:  /s/ Andrew B. Lipsher
                    ---------------------
                    Name: Andrew B. Lipsher
                    Title: Executive Vice President


         ALPINE EQUITY PARTNERS L.P.

         By:   Alpine Equity Partners L.L.C.,
               its General Partner


               By:  /s/ Richard D. Goldstein
                    ------------------------
                    Name: Richard D. Goldstein
                    Title: Executive Vice President

         ALPINE EQUITY PARTNERS L.L.C.


         By:  /s/ Richard D. Goldstein
              ------------------------
              Name: Richard D. Goldstein
              Title: Executive Vice President


         MAROLEY MEDIA GROUP LLC


         By:  /s/ Andrew B. Lipsher
              ---------------------
              Name:  Andrew B. Lipsher
              Title:  Executive Vice President


              /s/ Oded Aboodi by Richard D. Goldstein as Attorney-In-Fact
              -----------------------------------------------------------
              ODED ABOODI


              /s/ Richard D. Goldstein
              ------------------------
              RICHARD D. GOLDSTEIN


              /s/ Bruce M. Greenwald by Richard D. Goldstein as Attorney-In-Fact
              ------------------------------------------------------------------
              BRUCE M. GREENWALD


              /s/ Robert J. Morgado
              ---------------------
              ROBERT J. MORGADO